June 30, 2006

Mail Stop 4561

Casper Zublin, Jr.
Chief Executive Officer
DynTek, Inc.
19700 Fairchild Road, Suite 230
Irvine, CA 92612

      Re:	DynTek, Inc.
Form S-1
File No. 333-135056
June 16, 2006

Dear Mr. Zublin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Your current selling shareholder disclosure does not make it clear how each seller obtained the shares being offered for resale.
Please
revise to identify each private placement in which the shares-or rights to obtain the shares-were acquired.

2. We note from page 2 of your registration statement that on June 15, 2006 you amended your March 8, 2006 note purchase agreement to enable Mr. Miller, at his election, to purchase an additional $3 million in convertible debt from you. Please tell us whether this note has been issued and whether you seek to register shares underlying this note as a part of this registration statement. Also, please revise your recent sales disclosure to include this transaction or tell us why such disclosure is not warranted.

3. Please file as an exhibit to this registration statement the legal opinion required by Item 602(b)(5)(i) of Regulation S-K indicating, among other things, whether you have sufficient number of authorized shares to accommodate this registration.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.









      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc: 	Josh Lane (via facsimile, 949-823-5272)

Casper Zublin, Jr.
DynTek, Inc.
June 30, 2006
Page 1